SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated May 10, 2013	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 10, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT IN RELATION TO THE AUDIT

OF NATIONAL AUDIT OFFICE

In 2012, the National Audit Office conducted an audit on the financial revenues and expenditures of China Mobile Communications Corporation (“CMCC”), the ultimate controlling shareholder of China Mobile Limited (the “Company”, including its subsidiaries, the “Group”) for the year 2011. While the audit report of the National Audit Office recognized the steady growth of CMCC’s results, it was pointed out that there were some weaknesses in certain aspects of accounting and internal management. This audit has played a positive role in promoting sustainable development and enhancing management in the future.

The board of directors and senior management of the Company have attached great importance to the problems regarding the Group identified in the audit, drawn up and proactively executed detailed rectification measures and plans. At present, except for a particular matter that has not yet been executed pending approval by regulatory authorities, the rest of the problems identified in this audit have already been rectified, and the relevant responsible persons have been dealt with in a serious manner.

The Group took this audit as an opportunity to conscientiously carry out self examination and self rectification, comprehensively review various aspects of the operations, further refine the close-loop management mechanism of system design, system execution, and supervision and inspection in order to continuously improve the level of management and risk prevention capabilities and push forward the Company’s strategic transformation and sustainable healthy development.

The problems identified in the audit have no material impact on the overall operating results and the financial statements of the Company.

The National Audit Office has published its major findings of the audit on the financial revenues and expenditures of CMCC for 2011 in the form of an audit results announcement. CMCC has also published its rectifications on its website.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 10 May 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-1